PARTNERS GROUP GROWTH, LLC

DISTRIBUTION AND SERVICE PLAN
for Class A and Class S Units

WHEREAS, Partners Group Growth, LLC (the “Fund”) is engaged in business as a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund has issued three separate classes of units of limited liability company interests (the “Units”) in the Fund known as the Class A, the Class S and the Class I;

WHEREAS, the board of managers of the Fund (the “Managers”) have determined that there is a reasonable likelihood that this Distribution and Service Plan (the “Plan”) will benefit the Fund and the holders of Units of the Class A (the “Class A Units”) and the Class S (the “Class S Units”); and

WHEREAS, the Plan, together with any related agreements, has been approved by votes of the majority of both (i) the Managers and (ii) the Independent Managers (as defined herein), cast in person at a meeting of the Managers called for the purpose of voting on this Plan and related agreements;

NOW, THEREFORE, the Fund hereby adopts this Plan in compliance with the terms of the exemptive application filed by the Fund’s investment adviser with the Securities and Exchange Commission (“SEC”) on April 28, 2014 and approved by the SEC on June 10, 2014.

SECTION 1. The Fund has adopted this Plan to enable the Class A and Class S to directly or indirectly bear expenses relating to the distribution of Class A Units and Class S Units, respectively.

SECTION 2. The Fund will pay the placement agent of the Fund and/or any Recipient (as defined below) a distribution and/or service fee of up to 0.85% on an annualized basis of the Fund’s net asset value attributable to Class A Units in connection with the promotion and distribution of Class A Units and the provision of personal services to holders of Class A Units, including, but not limited to, advertising, compensation to placement agents, dealers and selling personnel, the printing and mailing of offering memoranda to other than current members of the Fund, and the printing and mailing of sales literature. The Fund or the placement agent may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person (each, a “Recipient”) who renders assistance in distributing or promoting the sale of Class A Units, or who provides certain shareholder services, pursuant to a written agreement. Notwithstanding the foregoing, the Fund may only expend up to 0.75% on an annualized basis of the Fund’s net assets attributable to Class A Units for distribution and promotion expenses. The actual fee to be paid by the Fund to broker/dealers and financial institutions and intermediaries will be negotiated based on the extent and quality of services provided.

SECTION 3. The Fund will pay the placement agent of the Fund and/or any Recipient a distribution and/or service fee of up to 0.25% on an annualized basis of the Fund’s net asset value attributable to Class S Units in connection with the promotion and distribution of Class S Units and the provision of personal services to holders of Class S Units, including, but not limited to, advertising, compensation to placement agents, dealers and selling personnel, the printing and mailing of offering memoranda to other than current members of the Fund, and the printing and mailing of sales literature. The Fund or the placement agent may pay all or a portion of these fees to any Recipient who renders assistance in distributing or promoting the sale of Class S Units, or who provides certain shareholder services, pursuant to a written agreement. The actual fee to be paid by the Fund to broker/dealers and financial institutions and intermediaries will be negotiated based on the extent and quality of services provided.

SECTION 4. This Plan shall not take effect as it relates to Class A Units and Class S Units, respectively, until it has been approved by a vote of at least a majority of the outstanding Units of the respective Class of Units of the Fund; except to the extent it is adopted with respect to such Class A Units or Class D Units before any public offering of such Class A Units or Class S Units or the sale of such Class A Units or Class S Units to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters.

SECTION 5. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually by votes of the majority of both (i) the Managers and (ii) the Independent Managers, cast in person at a meeting of the Managers called for the purpose of voting on this Plan.

SECTION 6. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Managers, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 7. This Plan may be terminated at any time, individually with respect to Class A Units and Class S Units, by the vote of a majority of the Independent Managers or by vote of a majority of the outstanding Units of the respective Class of Units of the Fund.

SECTION 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Managers or by vote of a majority of the outstanding Units of the related Class of Units of the Fund, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

SECTION 9. This Plan may be amended by votes of the majority of both (i) the Managers and (ii) the Independent Managers, cast in person at a meeting of the Managers called for the purpose of voting on such amendment; provided, however, that the Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of a majority of the outstanding Class A Units of the Fund and pursuant to Section 3 hereof without the approval of a majority of the outstanding Class S Units of the Fund.

SECTION 10. While this Plan is in effect, the selection and nomination of those Managers who are not interested persons of the Fund shall be committed to the discretion of the Managers then in office who are not interested persons of the Fund.

SECTION 11. As used in this Plan, (a) the term “Independent Managers” shall mean those Managers who are not interested persons, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the SEC.

SECTION 12. This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.

Adopted effective January 31, 2024